Exhibit 99.1

news release

Encana and Crestone Peak Resources announce the sale of Encana’s DJ Basin assets to Crestone Peak Resources is expected to close by the end of July 2016

Calgary, AB (June 30, 2016) -- Encana Corporation (Encana) (TSX, NYSE: ECA) and Crestone Peak Resources (Crestone), which is 95 percent owned by Canada Pension Plan Investment Board and five percent by The Broe Group, announced today that Encana’s wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., expects the previously announced sale of its Denver Julesburg (DJ) Basin assets in Colorado to Crestone will close by the end of July 2016.

“We are pleased to have finalized the details of the transaction and both Encana and Crestone are committed to closing the deal by the end of July 2016,” said Doug Suttles, Encana President & CEO. “We are now focused on handover and transition items and are confident that we will conclude the transaction within the next four weeks.”

The sale has an effective date of April 1, 2015 and includes all of Encana’s DJ Basin acreage, comprising 51,000 net acres.

“Crestone remains committed to closing the acquisition of Encana’s DJ assets in the coming weeks and we are excited to welcome Encana’s DJ team into Crestone,” said Avik Dey, Managing Director and Head of Natural Resources at Canada Pension Plan Investment Board.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

About Canada Pension Plan Investment Board

Canada Pension Plan Investment Board (CPPIB) is a professional investment management organization that invests the funds not needed by the Canada Pension Plan (CPP) to pay current benefits on behalf of 19 million contributors and beneficiaries. In order to build a diversified portfolio of CPP assets, CPPIB invests in public equities, private equities, real estate, infrastructure and fixed income instruments. Headquartered in Toronto, with offices in Hong Kong, London, Luxembourg, Mumbai, New York City and São Paulo, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At March 31, 2016, the CPP Fund totalled C$278.9 billion. For more information about CPPIB, please visit www.cppib.com or follow us on LinkedIn or Twitter.

About The Broe Group

The Broe Group, based in Denver, Colorado, is a diversified privately-owned enterprise with a multi-billion asset base. The Broe Group and its affiliates employ more than 1,000 people directly and provide employment for countless others through its Great Western Industrial Park in Northern Colorado. The Broe Group and its affiliates own and/or manage commercial real estate and other businesses across North America. Its transportation affiliate, OmniTRAX, Inc., is a leading transportation services firm with railroad, port and terminal operations, and is the 2nd largest operator of short-line railroads in the U.S. Its energy affiliate, Great Western Oil & Gas Company, is a top 10 driller in Colorado and among the top 100 drillers in the U.S. The Broe Group has multiple other investment affiliates, including Three Leaf Ventures,

Encana Corporation

which is focused on innovative healthcare technology start-ups. For more information, see www.broe.com.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains certain forward-looking statements or information (collectively, “forward-looking statements” or “FLS”) within the meaning of applicable securities legislation. FLS include, but are not limited to: the expectation that the closing conditions of the transaction will be satisfied; the timing of closing thereof; and expected proceeds from the transaction.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: enforceability of the agreement; the ability of the parties to satisfy closing conditions; the value of adjustments to the expected proceeds from the transaction; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing the transaction including whether it will close on a timely basis or at all; adjustments that may reduce the expected proceeds to Encana; issues or disputes with partners or third parties; commodity price volatility; counterparty and credit risk; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Investor contacts: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Encana Media contacts: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-4747

Further information on Canada Pension Plan Investment Board (CPPIB) and The Broe Group is available by contacting:

Canada Pension Plan Investment Board (CPPIB) Dan Madge Senior Manager, Media Relations T: +1 416 868 8629 dmadge@cppib.com	The Broe Group Ronald Margulis T: +1 908 337 0020 ron@rampr.com

SOURCE: Encana Corporation

Encana Corporation

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